

May 9, 2014

<u>Via Email</u>
Timothy Hubach
The Howard Hughes Corporation
13355 Noel Road
22nd Floor
Dallas, TX 75240

> **Re: The Howard Hughes Corporation**
> **Form 10-K**
> **Filed February 27, 2014**
> **File No. 001-34856**

Dear Mr. Hubach:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Item 1. Business, page 2</u>

<u>Strategic Developments, page 17</u>

1.   We note that you have included descriptions of certain of your strategic developments. If the "other strategic developments" represent vacant land, please tell us if you have an estimate of the amount of development the land could support.

<u>Item 7. Management's Discussion and Analysis of Financial Condition . . . , page 44</u>

<u>Operating Assets, page 54</u>

2.   We note your response to comment 7 of our letter dated May 3, 2012 that you will compare rates on expiring leases to current market rents, where material, in future

Exchange Act reports. We were unable to locate this disclosure in your annual report. Please tell us how you determined that such disclosure was not material.

3.   We note your response to comment 8 of our letter dated May 3, 2012 and the disclosure you have included on page 58 for your retail properties and on page 61 for your office properties. Please tell us the portion of the "comparable" leases that were new leases versus those that were renewals and whether there are material differences in leasing cost between the two.

4.   We note your response to comment 10 of our letter dated May 3, 2012, but are unable to locate this disclosure. Please tell us why the relative contributions of occupancy and rental rate changes to the performance of your operating assets segment were not material for the reported periods.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Beth Frohlichstein at (202) 551-3789 or me at (202) 551-3386 with any other questions.

Sincerely,

/s/ Duc Dang

Duc Dang
Special Counsel